UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                    Castelle
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    147905103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Elliot Press, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-6348

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147905103                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Daniel Zeff
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     816,247 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            816,247 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      816,247 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.20%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 147905103                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     467,765 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            467,765 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      467,765 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.15%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 147905103                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Zeff Capital Partners I, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     348,482 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            348,482 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      348,482 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.05%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 147905103                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Zeff Holding Company, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     348,482 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            348,482 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      348,482 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.05%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, no par value (the "Common Stock") of Castelle (the "Company"), a company organized and existing under the laws of the State of California. The address of the Company's principal executive offices is 855 Jarvis Drive, Suite 100, Morgan Hill, CA 95037.

Item 2. Identity and Background

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Daniel Zeff, Spectrum Galaxy Fund Ltd. ("Spectrum"), Zeff Capital Partners I, L.P. ("Capital") and Zeff Holding Company, LLC ("Holding") (Mr. Zeff, Spectrum, Capital and Holding are hereinafter collectively referred to as the Reporting Persons). Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

(b) The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

(c) The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

(d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)   Mr. Zeff is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used to purchase the shares of Common Stock held by Spectrum was $1,546,560.70, which reflects the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Spectrum.

The aggregate amount of funds used to purchase the shares of Common Stock held by Capital was $1,222,387.35, which reflects the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Capital.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the shares of Common Stock reported herein, and continue to hold such shares, for investment purposes, with no intention to influence or change the management or other affairs of the Company.

      The Reporting Persons reserve the right to dispose of and acquire shares, in their sole discretion, subject to applicable securities laws and market conditions.

      Except as otherwise indicated in this report, the Reporting Persons currently have no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 3,849,319 shares of Common Stock outstanding as of April 30, 2005, as reported in the Company's Form 10-Q for quarterly period ended March 31, 2005.

      As of the close of business on June 29, 2005:

            (i) Mr. Zeff beneficially owns 816,247 shares of Common Stock, comprised of 467,765 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 348,482 shares of Common Stock held by Capital (Mr. Zeff is the sole manager of Capital's general partner), in total constituting approximately 21.20% of the shares of Common Stock outstanding;

            (ii) Spectrum beneficially owns 467,765 shares of Common Stock constituting approximately 12.15% of the shares of Common Stock outstanding;

            (iii) Capital beneficially owns 348,482 shares of Common Stock constituting approximately 9.05% of the shares of Common Stock outstanding; and

            (iv) Holding beneficially owns 348,482 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 9.05% of the shares of Common Stock outstanding.

      (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 467,765 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 348,482 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

      (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons during the past 60 days.

      The following purchases were made by Spectrum:

--------------------------------------------------------------------------------
Date                                 Price per share            Number of Shares
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                         800
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                         200
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.09                         215
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                         500
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                         500
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                         500
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 2.91                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 2.97                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 2.90                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 2.91                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 2.96                         200
--------------------------------------------------------------------------------
5/24/2005                                     $ 2.99                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.00                         500
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.00                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.00                         300
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.00                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.00                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.00                         900
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.10                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.15                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.15                         500
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.14                         200
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.17                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.17                         890
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.10                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.05                         200
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                         200
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.10                         100
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.10                         400
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                       1,000
--------------------------------------------------------------------------------
5/24/2005                                     $ 3.07                         500
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.00                         456
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.00                         116
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.00                          58
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.04                          58
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          58
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          29
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          58
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.12                          57
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.12                          57
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          57
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          57
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          57
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.12                         114
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.13                         580
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.13                         570
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         200
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         500
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.97                         300
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.97                         200
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.97                         100
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         200
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         800
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         300
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         100
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         200
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.94                         400
--------------------------------------------------------------------------------
6/13/2005                                     $ 2.97                         400
--------------------------------------------------------------------------------
6/13/2005                                     $ 3.00                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.19                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                         304
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.23                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.30                         525
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                         675
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                         525
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                         150
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.37                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.11                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.26                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                          75
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.12                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.12                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.17                         150
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.18                         150
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.19                         450
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.19                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.21                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                         146
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.23                         525
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.27                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         675
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.29                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.30                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.37                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                         600
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         450
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         675
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         375
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         375
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         375
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.26                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         675
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.30                         675
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                         750
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.29                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         375
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                         375
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                         300
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.37                         450
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         750
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         750
--------------------------------------------------------------------------------

      The following purchases were made by Capital:

--------------------------------------------------------------------------------
Date                                 Price per share            Number of Shares
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.00                         344
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.00                          84
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.00                          42
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.04                          42
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          42
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          21
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          42
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.12                          43
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.12                          43
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          43
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          43
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.10                          43
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.12                          86
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.13                         420
--------------------------------------------------------------------------------
6/2/2005                                      $ 3.13                         430
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.19                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                         101
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.23                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.30                         175
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                         175
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                          50
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.37                         100
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date                                 Price per share            Number of Shares
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.11                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.26                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.09                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.10                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.12                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.12                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.17                          50
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.18                          50
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.19                         150
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.19                         100
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.21                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          49
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.23                         175
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.22                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.27                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.29                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.30                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.37                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.36                         200
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                          75
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         150
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         125
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         125
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         125
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.26                         100
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date                                 Price per share            Number of Shares
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.25                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.30                         225
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.32                         100
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.34                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.28                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.29                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         125
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         100
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.31                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                         125
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                         100
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.33                          25
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.37                         150
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         250
--------------------------------------------------------------------------------
6/29/2005                                     $ 3.38                         250
--------------------------------------------------------------------------------

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Joint Filing Agreement dated as of July 11, 2005, by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005

                                                  /s/ Daniel Zeff
                                                  ------------------------------
                                                  Daniel Zeff


                                                  ZEFF HOLDING COMPANY, LLC

                                                  By: /s/ Daniel Zeff
                                                      --------------------------
                                                      Name:  Daniel Zeff
                                                      Title: Manager


                                                  ZEFF CAPITAL PARTNERS I, L.P.

                                                  By: Zeff Holding Company, LLC,
                                                  as general partner

                                                  By: /s/ Daniel Zeff
                                                      --------------------------
                                                      Name:  Daniel Zeff
                                                      Title: Manager


                                                  SPECTRUM GALAXY FUND LTD.

                                                  By: /s/ Dion R. Friedland
                                                      --------------------------
                                                      Name:  Dion R. Friedland
                                                      Title: Director